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                                                                 Exhibit (a)(64)


            MENTOR GRAPHICS INCREASES OFFER TO $15.00 CASH PER SHARE

                -- MENTOR PROPOSES MERGER AGREEMENT TO ACQUIRE
                   REMAINING QUICKTURN SHARES AT SAME PRICE --

WILSONVILLE, OREGON, JANUARY 6, 1999 -- Mentor Graphics Corporation (Nasdaq:
MENT) today increased the price in its tender offer for 2,100,000 shares of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to $15.00 cash per share from $14.00 cash per share. Those shares, together with the 591,500 shares of Quickturn stock Mentor already owns, would result in Mentor owning a total of 14.9% of Quickturn's outstanding stock, the maximum amount that can be acquired without triggering Quickturn's poison pill.

Mentor said that if more than 2,100,000 shares are validly tendered, Mentor's purchases pursuant to the tender offer will be made as nearly as practicable on a pro rata basis. The tender offer will also be subject to satisfaction of certain conditions, including a new condition that the independent nominees proposed by Mentor be elected at the special meeting. The Mentor offer and the revised proposed second-step $15.00 per share cash merger are not conditioned on the invalidation of any provision of the Cadence merger agreement.

The amended offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 21, 1999, unless extended. Mentor said it intends to use available cash and working capital to consummate the revised $15.00 tender offer.

Mentor remains committed to seeking to negotiate a merger agreement with Quickturn to acquire the balance of the shares at the same cash price paid in the tender offer. The proposed second-step merger would be subject to certain conditions, including negotiation of a merger agreement, due diligence and securing necessary financing. Mentor believes it will be able to confirm with its lenders that existing bank financing commitments, together with other available funds, are sufficient to allow it to complete the proposed $15.00 cash per share second-step merger with Quickturn. (Mentor's banks recently confirmed that under its existing credit arrangements all such funds were available to finance the $14.00 cash per share merger proposal.)

Mentor President and Chief Executive Officer Dr. Walden C. Rhines said: "Our increased offer allows Quickturn stockholders to receive $15 per share for part of


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their shares shortly after the election of our independent nominees. We will continue to seek to invalidate the egregious break-up fees, lock-up options and no-shop provisions in the Cadence merger agreement to enable the newly elected board to freely conduct an auction of Quickturn to the highest bidder."

Dr. Rhines added: "We fully recognize the critical importance of being successful in invalidating the restrictive provisions of the Cadence agreement in the Delaware courts. To maximize value, the new board cannot be bound by these provisions, particularly the no-shop provision that would trigger the payment of breakup fees and severely limit the Quickturn board's ability to permit Mentor to perform due diligence to see if Quickturn is worth more than $15 per share. We believe that, following a favorable ruling in the litigation, the new board would then have the best opportunity to conduct an auction to maximize the sale price for the benefit of all Quickturn stockholders. Mentor stands ready to consider increasing its offer price and the price to be paid per share in a negotiated merger transaction if negotiation and due diligence demonstrate greater value of Quickturn to Mentor.

"Quickturn stockholders will clearly benefit by being able to choose $15 per share in immediate cash in our tender offer. Our proposed $15 per share negotiated merger, and the Cadence deal, together would serve as a floor for the new directors to work to maximize values. Since the election of Mentor's slate of independent nominees to the Quickturn board would not in any way give Cadence or Quickturn a right to terminate their agreement, stockholders have nothing to lose and everything to gain by replacing the incumbent Quickturn board with new independent nominees," Dr. Rhines concluded.

In order to acquire shares in a timely fashion and announce a proration number, if any, at the earliest practicable date following completion of the tender offer, guarantees of delivery of shares will not be accepted pursuant to the offer.

As of the close of business on Tuesday, January 5, 1999, 4,530,875 shares of Quickturn common stock had been validly tendered in the offer, which, together with the 591,500 shares already owned by Mentor, represent approximately 28.3% of Quickturn's outstanding common stock (based upon 18,095,580 shares outstanding as of November 30, 1998). The shares tendered represent 25% of the outstanding common stock.


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Mentor's Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:     Anne M. Wagner/Ry Schwark     Todd Fogarty/Roy Winnick
              Mentor Graphics Corporation   Kekst and Company
              503/685-1462                  212/521-4800

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